                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (Amendment No. 6)(1)

                             SS&C Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   85227Q 10 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 85227Q 10 0                                                Page 2 of 5


                                  SCHEDULE 13G


--------------------------------------------------------------------------------
1.       Name of Reporting Person: William C. Stone
         I.R.S. Identification Number of Above Person (Entities Only):
         Not Applicable
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:               (a) [ ]
         Not Applicable                                                  (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
                          5.       Sole Voting Power: 4,714,213 Shares
     NUMBER OF
      SHARES            --------------------------------------------------------
   BENEFICIALLY           6.         Shared Voting Power:  0 Shares
     OWNED BY
       EACH             --------------------------------------------------------
     REPORTING            7.         Sole Dispositive Power: 4,714,213 Shares
    PERSON WITH
                        --------------------------------------------------------
                          8.         Shared Dispositive Power: 0 Shares

--------------------------------------------------------------------------------
9.       Aggregate amount beneficially owned by reporting person:
         4,714,213 Shares

--------------------------------------------------------------------------------
10.      Check box if the aggregate amount in row (9) excludes
         certain shares:                                                     [ ]
         Not Applicable

--------------------------------------------------------------------------------
11.      Percent of class represented by amount in row 9: 34.2%

--------------------------------------------------------------------------------
12.      Type of reporting person: IN

--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 85227Q 10 0                                                Page 3 of 5


                                  SCHEDULE 13G


Item 1(a).  Name of Issuer.

         SS&C Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         80 Lamberton Road
         Windsor, CT  06095

Item 2(a).  Name of Person Filing:

         William C. Stone

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         c/o SS&C Technologies, Inc.
         80 Lamberton Road
         Windsor, CT  06095

Item 2(c).  Citizenship:

         United States of America

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

         85227Q 10 0

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         Not Applicable
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CUSIP No. 85227Q 10 0                                                Page 4 of 5


Item 4.  Ownership.

         (a)  Amount beneficially owned:    4,714,213 shares

         (b)  Percent of class:     34.2%

         (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:
                         4,714,213 shares

                  (ii)   shared power to vote or to direct the vote:    0 shares

                  (iii)  sole power to dispose or to direct the disposition of:
                         4,714,213 shares

                  (iv)   shared power to dispose or to direct the disposition
                         of:    0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable

Item 8.  Identification and Classification of Members of the Group.

          Not Applicable

Item 9.  Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable
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CUSIP No. 85227Q 10 0                                                Page 5 of 5


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 12, 2002                           /s/ William C. Stone
                                                 -------------------------------
                                                   William C. Stone